Earnings Release 2Q25 1 I DIRECT DIGITAL REVENUES UP 57% YOY. SOLID EXECUTION, STRONG RESULTS SECOND QUARTER 2025 EARNINGS RELEASE

Earnings Release 2Q25 2 1.32x NET DEBT EXCLUDING LEASES USD 1,962 million NET DEBT EXCL. LEASES / LTM EBITDA Note: 1. Last twelve months (LTM) Equity FCF is calculated before accounting for lease and license payments and excluding Pakistan banking cash flows; Equity FCF adjusted to include proceeds from sales of business 2Q25 onwards, all historical numbers have been restated to reflect this as well. 2. Cash and cash equivalents and deposits include USD 326 million relating to banking operations in Pakistan. This amount is, however, excluded for calculation of net debt. 103.1 million USD 611 million USD 231 million CAPEX +27.5% YoY LTM Capex intensity 21.4% (18.3% ex Ukraine) LTM EQUITY FREE CASHFLOW1 +33.7% YoY USD 1,087 million TOTAL REVENUE +5.9% YoY +11.2% YoY in local currency USD 1,283 million 4G USERS +3.9% YoY 67.7% penetration GROSS DEBT USD 666 million higher YoY USD 4,627 million DIRECT DIGITAL REVENUE +56.6% YoY +62.4% YoY in local currency USD 180 million 119.7 million USD 907 million USD 520 million TELECOM AND INFRA REVENUE -0.5% YoY +4.8% YoY in local currency EBITDA +13.2% YoY +19.6% YoY in local currency TOTAL CASH, CASH EQUIVALENTS AND DEPOSITS2 USD 206 million at HQ 2Q25 HIGHLIGHTS TOTAL DIGITAL MONTHLY ACTIVE USERS +7.1% YoY Across all VEON digital services and platforms

Earnings Release 2Q25 3 Solid Execution, Strong Results Dubai, August 7, 2025 – VEON Ltd. (Nasdaq: VEON, the Company), a global digital operator that provides converged connectivity and online services, announces selected unaudited financial and operating results for the second quarter ended June 30, 2025. In 2Q25, VEON delivered 5.9% year-on-year growth in USD revenues and a 13.2% increase in USD EBITDA. Despite a continued decline in blended weighted average inflation across our markets (from 9.3% in 2Q24 to 8.7% in 2Q25), VEON maintained strong top-line momentum, delivering 11.2% YoY revenue growth in local currency terms. Total revenues for the quarter reached USD 1,087 million. This performance was fueled by strong gains in direct digital revenues, which increased 56.6% YoY in USD terms and 62.4% YoY in local currency, accounting for 16.5% of total revenues in 2Q25. EBITDA for the quarter was USD 520 million, representing a 13.2% YoY increase in reported currency and a 19.6% YoY increase in local currency terms. Group Capex was USD 231 million in 2Q25, implying LTM capex intensity of 21.4% (18.3% excluding Ukraine), and reflects our focused network and infrastructure investments to deliver superior and differentiated services to our customers. As of June 30, 2025, total cash, cash equivalents, and deposits stood at USD 1,283 million (including USD 326 million in customer deposits from our banking operations in Pakistan), with USD 206 million held at HQ. Net debt to LTM EBITDA, excluding lease liabilities, stood at 1.32x—up from 1.23x as of March 31, 2025—primarily reflecting the repayment of April 2025 VEON Holdings notes (USD 472 million) and June 2025 notes (USD 100 million) at maturity and the completion of the Uklon acquisition VEON is revising its 2025 outlook and now expects local currency revenue growth of 13% to 15% year-on-year, and local currency EBITDA growth of 14% to 16% year-on-year. The Group’s capex intensity for 2025 is expected to remain within the 17% to 19% range. VEON’s third and final phase of its previously announced share buyback program, which commenced on June 17, 2025, was completed on August 1, 2025. VEON acquired 722,588 ADSs for a total consideration of US$35 million as part of this third phase of buyback. With this, VEON has completed its USD100 million share buyback program which was previously announced on August 1, 2025. Under the program, VEON repurchased 2.14 million ADSs at an average repurchase price of US$46.55 per ADS. EXECUTIVE SUMMARY “ “ “VEON has continued its strong momentum into the second quarter of 2025, delivering solid results that reflect both disciplined execution and strategic clarity. For 2Q25, we achieved 5.9% year-on-year revenue growth in reported currency, 11.2% in local currency terms. Our local currency revenue growth continues to outpace inflation and nominal GDP and highlights our growing share of consumer wallets. EBITDA increased 13.2% in reported currency and 19.6% in local currency terms. Our strong EBITDA growth in this quarter reflects the strength of our operating models, and our focus on profitable growth. We are making rapid progress in our digital operator strategy. Direct digital revenues rose by 56.6%, reaching USD 180 million and now account for 16.5% of Group revenues, up from 11.2% a year ago. We welcomed Uklon to the VEON family in April - this marks a strategic milestone, reflecting our commitment to expanding our digital services footprint and unlocking new growth opportunities. We are delivering innovative and locally relevant digital services that enhance our customers’ lives every minute of the day. Together, these strategies position VEON as a frontrunner in digital transformation across frontier markets. Looking ahead, our teams continue to execute with discipline, and the underlying demand across our markets remains robust. Consequently, we are revising our outlook for 2025 and now expect local currency revenue growth of between 13% to 15% year-on- year and local currency EBITDA growth of between 14% to 16% year-on-year. Capex intensity for 2025 is expected to remain within the range of 17% to 19%. We continue to focus on disciplined execution and innovation to deepen customer impact and enhance long- term shareholder value creation.” Kaan Terzioğlu commented on the results:

Earnings Release 2Q25 4 VEON GROUP: 2025 KEY HIGHLIGHTS VEON Group USD million except per ADS data 2Q25 2Q24 YoY reported YoY local currency 1H25 1H24 YoY reported YoY local currency Total revenue, of which: 1,087 1 ,027 5.9% 11.2% 2,113 1 ,969 7.3% 13.4% Telecom and infrastructure revenue 907 912 (0.5%) 4.8% 1,786 1,756 1.7% 7.9% Direct digital revenue 180 115 56.6% 62.4% 326 212 53.6% 58.7% Digital Revenue as % of Total Revenue 16.5% 11.2% 5.4p.p. 15.5% 10.8% 4.7p.p. EBITDA 520 460 13.2% 19.6% 959 845 13.4% 20.8% EBIT 820 278 >100% >100% 1,059 479 >100% >100% Net profit for the period 608 89 >100% >100% 726 167 >100% >100% Net profit attributable to VEON shareholders 596 68 >100% >100% 695 125 >100% >100% Earnings per ADS (USD)1 Basic 8.56 0.97 >100% 9.86 1.78 >100% Diluted 8.30 0.94 >100% 9.59 1.73 >100% Capex 231 181 27.5% 34.0% Capex intensity 21.3% 17.7% 3.6p.p. LTM capex intensity2 21.4% 18.0% 3.4p.p. LTM Equity Free Cash Flow (before leases & license) 611 457 33.7% LTM Equity Free Cash Flow (after leases & license) 324 203 59.6% Jun 25 Dec 24 vs. Dec Cash and cash equivalents and deposits3 1,283 1 ,691 (24.1%) Cash and cash equivalents and deposits at HQ level 206 481 (57.2%) Net debt 3,671 2 ,934 25.1% Net debt, excluding leases 1,962 1,901 3.2% Net debt to EBITDA excl. leases 1.32x 1.34x 2Q25 2Q24 YoY reported Telecom Metrics (millions) Mobile customers 152.3 157.4 (3.2%) Broadband customers 1.9 1.8 1.8% 4G users 103.1 99.3 3.9% 4G subscriber base penetration 67.7% 63.1% 4.6p.p. Multiplay customers 43.3 34.9 24.1% ARPU USD Mobile 1.9 1.8 4.9% Multiplay 3.4 3.5 (3.3%) Voice 0.9 0.9 (2.8%) Digital metrics (MAU millions - Jun'25) Digital MAUs 119.7 111.7 7.1% Financial Services MAUs 40.7 31.8 27.9% Entertainment MAUs 39.1 43.2 (9.5%) Super Apps MAUs 44.6 37.8 18.1% Healthcare MAUs 3.7 3.4 9.4% Ride-Hailing MAUs 3.5 - - Note: 1. Weighted average common shares outstanding for basic earnings per share (in millions): 1,761 (2Q24), 1,741 (2Q25) and 1,759 (1H24), 1,761 (1H25) ; Denominator for diluted earnings per share (in millions): 1,810 (2Q24), 1,796 (2Q25) and 1,806 (1H24), 1,811 (1H25). The common share to American Depositary Share (ADS) ratio is 25 shares to 1 ADS. 2. LTM Capex Intensity excluding Ukraine: 18.3% 3. Cash and cash equivalents and deposits include USD 326 million relating to banking operations in Pakistan. This amount is excluded for calculation of net debt.

Earnings Release 2Q25 5 2Q25 GROUP PERFORMANCE 6 OUTLOOK FOR 2025 8 PRESENTATION OF FINANCIAL RESULTS 9 COUNTRY OVERVIEW 13 KEY RECENT DEVELOPMENTS 19 ATTACHMENTS 22 DISCLAIMER NOTICE TO READERS 32 CONTENTS

2Q25 GROUP PERFORMANCE

OPERATIONAL AND FINANCIAL OVERVIEW

In the second quarter of 2025, **VEON delivered revenue growth of 5.9% year-on-year in reported currency and 11.2% in local currency terms.** This performance continues to exceed the average weighted inflation rate of 8.7% in our markets for 2Q25, **showcasing our ability to implement fair pricing** while capturing higher consumer wallet share.

Telecom and infrastructure revenues amounted to USD 907 million in 2Q25. This represents a year-over-year decrease of 0.5% in reported currency, and 4.8% increase in local currency terms. Our network investments, coupled with innovative products and services, continue to drive ARPU and subscriber engagement across our markets.

Direct digital revenues reached USD 180 million in the 2Q25, growing by 56.6% year-over-year in reported currency and by 62.4% year-over-year in local currency terms. Effective April 2025, Uklon has been consolidated into our financials, and contributed US$21.7 million to direct digital revenues in 2Q25.

Total Revenue	2Q25 USD	2Q25 LCY	1H25 USD	1H25 LCY
Group	**5.9%**	**11.2%**	**7.3%**	**13.4%**
Pakistan	13.9%	15.3%	17.0%	17.7%
Ukraine	20.8%	25.8%	27.9%	36.1%
Kazakhstan	(10.1%)	3.1%	(11.2%)	1.3%
Bangladesh	(17.0%)	(11.4%)	(19.0%)	(11.9%)
Uzbekistan	12.0%	13.6%	10.5%	13.4%

EBITDA	2Q25 USD	2Q25 LCY	1H25 USD	1H25 LCY
Group	**13.2%**	**19.6%**	**13.4%**	**20.8%**
Pakistan	4.0%	5.4%	8.4%	9.1%
Ukraine	18.6%	23.5%	31.5%	39.5%
Kazakhstan	(20.1%)	(8.3%)	(20.0%)	(8.6%)
Bangladesh	68.1%	79.8%	30.7%	42.0%
Uzbekistan	20.4%	22.1%	16.3%	19.3%

In 2Q25, **Group EBITDA** grew by 13.2% in reported currency and 19.6% year-on-year in local currency terms. Our strong EBITDA growth this quarter reflects the disciplined execution of our strategic priorities, continued cost efficiencies, and the resilience of our core operations.

The Group reported 152.3 million mobile subscribers (-3.2% YoY) as of June 30, 2025. The Group's 4G user base grew 3.9% year-on-year to 103.1 million, with 3.9 million new **4G users** added over the past 12 months. As of 2Q25, 4G users represented 67.7% of the total subscriber base, reflecting a 4.6 percentage point increase from a year earlier. This growth continues to drive the expansion of **multiplay users**—those engaging with at least one digital platform alongside 4G voice and data.

Our **multiplay customers** increased by 24.1% YoY to 43.3 million as of June 30, 2025 (representing 32.9% of the total user base) and supported 20.3% YoY growth in multiplay revenues for the quarter (+26.8% YoY in local currency terms). Multiplay revenues accounted for 54.4% of VEON's consumer revenues for 2Q25. Multiplay customers deliver 3.7x higher ARPU and exhibit 50% lower churn rates compared to voice-only users.

VEON continues to successfully execute its **DO1440** Digital Operator strategy, expanding and localizing digital applications and enterprise services to meet the diverse needs of each market. Building on this foundation, we are now accelerating our **AI1440** strategy — focused not only on driving efficiency but on augmenting human capabilities through inclusive, intelligent solutions. In 2Q25, we advanced the integration of **AI-powered** features across our digital platforms by embedding **native-language models** and tools like AI Tutor within our SuperApps, making AI more

6

Earnings Release 2Q25 7 accessible to everyday users, further strengthening our position as a digital-first, innovation-driven group. VEON remains firmly committed to the combined power of DO1440 and AI1440 — a dual strategy that drives both the expansion of hyper-local digital services and the integration of inclusive, human-centric AI. By delivering intelligent and impactful solutions across financial services, entertainment, healthcare, education, enterprise and ride hailing, we are enriching every minute of our customers’ day. Our robust networks provide the foundation for this transformation, while our localized platforms and AI-enabled tools are agentic applications designed to meet the unique aspirations of each community we serve thereby empowering users through meaningful digital experiences that go far beyond connectivity In 2Q25, VEON’s digital business delivered strong momentum across key usage, revenue, and engagement metrics. Direct digital revenue grew 56.6% YoY, contributing 16.5% of total Group revenue (+5.4pp YoY). Vertical momentum remained strong across the portfolio. Financial services led with 40.7 million MAUs1 (+27.9% YoY), continuing to anchor monetization and transactional scale. Entertainment maintained broad reach of 39.1 million MAUs, with improved monetization driven by premium content and seasonal demand. The health vertical had 3.7 million MAUs (+9.4% YoY), reflecting the expansion of B2C and bundled insurance services. SuperApps scaled to 44.6 million MAUs (+18.1% YoY), reinforcing their role as primary digital entry points. Ride-hailing, led by Uklon and now active in both Ukraine and Uzbekistan, reached 3.5 million MAUs, underscoring VEON’s position in utility-based, high-frequency digital services. Our Premium Digital Brands — spanning lifestyle, digital identity, and productivity tools — saw MAUs scale to 2.3 million, as adoption deepened among digitally native user segments. AI is now a foundational capability layer across VEON’s platform stack. In Kazakhstan, VEON introduced AI-powered learning modules built on KazLLM, including an AI Tutor integrated into the Janymda SuperApp. In Ukraine, VEON signed a cooperation memorandum with the Ministry of Digital Transformation to co-develop Ukraine’s first Ukrainian- language LLM, enabling public sector use cases across education, healthcare, and citizen services. These initiatives reflect VEON’s strategic pivot from AI experimentation to systematic, sovereign AI deployment, with locally trained models embedded natively into product platforms. Together, DO1440 and AI1440 form the backbone of VEON’s verticalized, delayered platform model — localizing growth, embedding intelligence, and aligning with national digital priorities. This twin strategy is core to the Group’s triple-double execution plan, positioning VEON as a scaled, resilient, and impact-driven digital operator. On June 3, 2025, VEON announced that it has successfully closed the partnership for the pooling and management of telecommunications infrastructure assets in Pakistan with Engro Corporation Limited. USD 188 million of the tower transaction proceeds have been received by Jazz in Pakistan, the remaining balance of USD 375 million is scheduled to be received in equal installments over a period of 18 months. The transaction resulted in a one-time gain of US$489 million at Group Level, net of tax, which is reflected in our 2Q25 results. VEON is making steady progress on Kyivstar’s proposed Nasdaq listing via its business combination with Cohen Circle Acquisition Corp I (“Cohen Circle”). The two parties have secured investor commitments through non-redemption agreements (“NRAs”), ensuring the minimum cash condition of USD 50 million is met. An extraordinary general meeting of Cohen Circle shareholders is scheduled for August 12 2025, to seek necessary approvals for the transaction. Subject to Cohen Circle shareholder approval, VEON anticipates closing the transaction shortly thereafter. The proposed Kyivstar listing and the sale of our Kyrgyzstan business are expected to result in a non-cash charge in the range of US$ 150 to 200 million, likely to be recognized in the third quarter of 2025. VEON’s third and final phase of its previously announced share buyback program commenced on June 17, 2025 and was completed on August 1, 2025. VEON acquired 722,588 ADSs for a total consideration of US$35 million as part of this third phase of buyback. With this, VEON has completed its previously announced (01 August 2024) US$100 million share buyback program. Under the program, VEON repurchased 2.14 million ADSs at an average repurchase price of US46.55 per ADS. Reflecting continued operational momentum and strong performance across key markets, VEON is revising its 2025 outlook. VEON now expects local currency revenue growth of between 13% to 15% year-on-year and local currency EBITDA growth of between 14% to 16% year-on- year. Capex intensity for 2025 is expected to remain within the range of 17% to 19%. Note: 1. All MAUs refer to users active during June 2025

Earnings Release
2Q25

OUTLOOK FOR 2025

VEON expects **local currency growth for total revenue of between 13% and 15% year-on-year** and **local currency EBITDA growth of between 14-16% year-on-year**. VEON expects the Group's **capex intensity** for 2025 to be **in the range of 17%-19%.**

	1H25	FY25 Outlook[1]
Total Revenue, YoY (LCY)	13.4% [2]	13 -15% growth [2,3]
EBITDA, YoY (LCY)	20.8% [2]	14 - 16% growth [2,3]
LTM Capex Intensity[4]	21.4%	17-19%

Note:
1. Based on blended weighted average inflation of 8.2% as of 4Q24. The weighted average inflation rate is 8.7% in 2Q25.
2. Local currency terms.
3. Versus underlying LCY Total revenue growth of 12%-14% and EBITDA growth of 13%-15% earlier.
4. LTM Capex Intensity excluding Ukraine of 18.3%.

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Earnings Release
2Q25

VEON

PRESENTATION OF FINANCIAL RESULTS

VEON's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have not been externally audited or reviewed.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity and local currency ("LCY") trends, is defined in Attachment E and reconciled to the comparable IFRS information in Attachment B.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In millions of U.S. dollars except per ADS information)	Q2'25	Q2'24	YoY reported	1H'25	1H'24	YoY reported
Total operating revenues	**1,087**	**1,027**	**5.9%**	**2,113**	**1,969**	**7.3%**
Other operating income	0	0	76.8%	1	0	33.5%
Service costs	(94)	(115)	-17.8%	(216)	(228)	-5.0%
Cost of equipment and accessories	(11)	(6)	77.2%	(17)	(12)	44.9%
Selling, general and administrative expenses	(462)	(446)	3.5%	(921)	(883)	4.2%
Depreciation	(142)	(130)	8.9%	(280)	(264)	6.0%
Amortization	(54)	(50)	9.6%	(114)	(100)	14.7%
Impairment loss	(1)	(1)	82.4%	(3)	(2)	<100%
Gain / (Loss) on disposal of non-current assets	(1)	(1)	-32.8%	(0)	(1)	-90.3%
Gain on disposal of subsidiaries	498	-	-	498	-	-
Operating profit	**820**	**278**	**>100%**	**1,059**	**479**	**>100%**
Net finance costs	(118)	(106)	10.3%	(227)	(227)	-0.4%
Other non-operating gain net	1	6	-77.2%	31	21	52.7%
Net foreign exchange gain / (loss)	(21)	(36)	-40.4%	(51)	(12)	<100%
Profit before tax from continuing operations	**682**	**142**	**>100%**	**812**	**261**	**>100%**
Income taxes	(74)	(53)	42.0%	(86)	(94)	-7.5%
Profit for the period	**608**	**89**	**>100%**	**726**	**167**	**>100%**
Net Profit attributable to:						
The owners of the parent	596	68	>100%	695	125	>100%
Earnings per ADS (USD)1						
Basic	8.56	0.97	>100%	9.86	1.78	>100%
Diluted	8.30	0.94	>100%	9.59	1.73	>100%

1. Weighted average common shares outstanding for basic earnings per share (in millions): 1,761 (2Q24), 1,741 (2Q25) and 1,759 (1H24), 1,761 (1H25); Denominator for diluted earnings per share (in millions): 1,810 (2Q24), 1,796 (2Q25) and 1,806 (1H24), 1,811 (1H25). The common share to American Depositary Share (ADS) ratio is 25 shares to 1 ADS.

Note: please refer to attachment B for details on EBITDA reconciliation

Operating profit increased to USD 820 million from USD 278 million, primarily as a result of the USD 498 million gain on subsidiary disposals related to the Deodar transaction.

Net finance costs in 2Q25 increased by 10.3% YoY, primarily due to higher average gross debt levels, including an increase in lease liabilities, as well as lower interest income driven by reduced cash balances.

Income tax expense increased by 42.0% YoY to USD 74 million in 2Q25, primarily reflecting higher taxable profits in the period, which was driven by an increase in operating profit.

The Group recorded in the second quarter 2025 net profit of USD 608 million.

9

Earnings Release 2Q25 10 PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT ( In mill ions of U.S. dollars) Q2'25 Q2'24 YoY reported % Operating activities Net cash flows from operating activities 137 205 -33.2% Investing activities Net cash flows used in investing activities (110) (343) 67.8% Financing activities Net cash flows used in financing activities (515) 198 <100% Net increase / (decrease) in cash and cash equivalents (488) 60 <100% Net foreign exchange difference (3) (15) 81.8% Cash and cash equivalents classified as held for sale at the beginning of the period - - - Cash and cash equivalents classified as held for sale at the end of the period - (15) >100% Cash and cash equivalents at beginning of period 1,773 832 >100% Cash and cash equivalents at end of period1 1,282 862 48.8% 1. Cash and cash equivalents at the end of the period for 2Q’25 and 2Q’24 do not include USD 1m (2Q’25) and USD 2m (2Q’24) as deposits.

Earnings Release
2Q25

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In millions of U.S. dollars)	30 Jun 2025	31 Dec 2024	vs. Dec
Assets			
Non-current assets			
Property and equipment	3,446	3,016	14.3%
Intangible assets	1,553	1,510	2.9%
Other non-current assets	819	610	34.2%
Total non-current assets	5,818	5,136	13.3%
Current assets			
Cash and cash equivalents	1,282	1,689	-24.1%
Trade and other receivables	516	463	11.4%
Other current assets	773	676	14.4%
Total current assets	2,571	2,828	-9.1%
Assets classified as held for sale	74	72	2%
Total assets	8,463	8,036	5.3%
Equity and liabilities			
Total equity	1,496	1,257	19.1%
Non-current liabilities			
Debt and derivatives	3,852	3,028	27.2%
Other non-current liabilities	87	97	-10.6%
Total non-current liabilities	3,939	3,125	26.1%
Current liabilities			
Trade and other payables	1,334	1,276	4.6%
Debt and derivatives	1,061	1,666	-36.3%
Other current liabilities	597	685	-13.0%
Total current liabilities	2,992	3,626	-17.5%
Liabilities associated with assets held for sale	36	28	29.7%
Total equity and liabilities	8,463	8,036	5.3%

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Earnings Release
2Q25

LIQUIDITY AND CAPITAL STRUCTURE

USD million	30 Jun 2025	31 Mar 2025	QoQ	30 Jun 2024	YoY
Cash and cash equivalents and deposits	1,283	1,775	(27.7%)	864	48.5%
Marketable securities	0	30	(100.0%)	258	(100.0%)
Gross debt, of which	4,627	4,377	5.7%	3,961	16.8%
Bonds and loans - principal	2,849	3,212	(11.3%)	2,774	2.7%
Lease liabilities - principal	1,708	1,095	56.0%	1,011	69.1%
Long-term accounts payable and other	70	70	0.6%	176	(60.2%)
Net debt	3,671	2,905	26.4%	3,237	13.4%
Net debt / LTM EBITDA	2.03x	1.67x		1.95x	
Net debt excluding leases	1,962	1,810	8.4%	2,226	(11.9%)
Net debt excluding leases / LTM EBITDA	1.32x	1.23x		1.59x	

Note: Cash and cash equivalents and deposits includes amounts relating to banking operations in Pakistan: USD 326 million in 2Q25, USD 303 million in 1Q25, USD 140 million in 2Q24. .Cash and cash equivalents at the end of the period for 2Q'25, 1Q25 and 2Q'24 do not include USD 1m (2Q'25), USD 2m (1Q25) and USD 2m (2Q'24) as deposits Long-term accounts payable relate to arrangements with vendors for financing network equipment.

Total cash and cash equivalents and deposits decreased in 2Q25 to approximately USD 1,283 million (of which USD 206 million is at HQ) compared to USD 1,775 million in 1Q25. The decrease in cash was primarily driven by net repayments of debt at HQ and the acquisition of Uklon Group by our operating company in Ukraine.

Gross debt increased to USD 4,627 million at the end of 2Q25, compared to USD 4,377 million in 1Q25 which was primarily driven by an increase in lease liabilities, partially offset by the net repayment of debt at HQ and our operating companies.

Lease liabilities increased to USD 1,708 million at the end of 2Q25 compared to USD 1,095 million in 1Q25.

Net debt increased to USD 3,671 million at the end of 2Q25 (USD 2,905 million at the end of 1Q25) due to an increase in lease liabilities. **Net debt excluding leases** increased to USD 1,962 million (USD 1,810 million at the end of 1Q25) due to the decrease in cash. This resulted in higher net debt/EBITDA of 2.03x and 1.32x, if leases were to be excluded. Our leverage calculations and ratios do not take into account USD 326 million relating to banking operations in Pakistan.

On July 2, 2025, VEON announced the successful completion of a USD 200 million bond issuance of senior unsecured notes due in 2029, priced at par with a 9.0% annual interest rate. The notes will rank equally in right of payment with VEON HQ's existing senior unsecured obligations. The bond issuance was settled on July 15, 2025.

Furthermore, the Company has fully repaid the VEON Holdings notes maturing in April and June 2025 for an amount of USD 472m and USD 100m respectively.

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Earnings Release
2Q25

COUNTRY OVERVIEW

KEY FIGURES BY COUNTRIES

USD million	2Q25	2Q24	YoY reported	YoY local currency
Total revenue	1,087	1,026	5.9%	11.2%
Pakistan	395	347	13.9%	15.3%
Ukraine	286	236	20.8%	25.8%
Kazakhstan	201	224	-10.1%	3.1%
Bangladesh	117	141	-17.0%	-11.4%
Uzbekistan	75	67	12.0%	13.6%
HQ and eliminations[1]	13	11	8.6%	7.2%
EBITDA	520	459	13.2%	19.6%
Pakistan	164	158	4.0%	5.4%
Ukraine	166	140	18.6%	23.5%
Kazakhstan	100	125	-20.1%	-8.3%
Bangladesh	88	52	68.1%	79.8%
Uzbekistan	28	24	20.4%	22.1%
HQ and eliminations[1]	(27)	(40)	-31.8%	-32.4%
EBIT	820	278	>100%	>100%
Pakistan	630	103	>100%	>100%
Ukraine	119	104	13.6%	18.4%
Kazakhstan	70	97	-27.7%	-17.0%
Bangladesh	41	3	>100%	>100%
Uzbekistan	14	10	37.4%	39.4%
HQ and eliminations[1]	(54)	(40)	-34.9%	-35.7%

1. HQ, Others and eliminations include Kyrgyzstan which is classified as held for sale

13

Earnings Release
2Q25

VEON

PAKISTAN

Sustained All-Round Growth

PKR million	2Q25	2Q24	YoY	6M25	6M24	YoY
Total revenue, of which:	**111 219**	**96 450**	**15,3%**	**219 123**	**186 120**	**17,7%**
Telecom and infrastructure	79 998	73 436	8,9%	158 052	143 138	10,4%
Direct digital revenue	31 221	23 014	35,7%	61 071	42 982	42,1%
EBITDA	**46 224**	**43 873**	**5,4%**	**91 512**	**83 894**	**9,1%**
EBITDA margin (%)	41,6%	45,5%	-3,9 pp	41,8%	45,1%	-3,3 pp
EBIT	**49 512**	**28 699**	**72,5%**	**78 503**	**53 715**	**46,1%**
EBIT margin (%)	44,5%	29,8%	14,8 pp	35,8%	28,9%	7,0 pp
Capex	**16 033**	**14 483**	**10,7%**	**25 520**	**19 800**	**28,9%**
Capex Intensity	14,4%	15,0%		11,6%	10,6%	
Telecom Metrics						
Mobile customers (mln)	73,9	71,4	3,5%			
4G customers (mln)	54,6	47,3	15,3%			
Multiplay customers (mln)	22,3	17,3	29,2%			
Mobile ARPU (LCY)	332	305	8,9%			
Data usage (GB/user)	7,2	7,4	-2,4%			
Digital MAUs (Jun-25)						
Digital customers (mln)	72,1	63,3	13,9%			
Jazz Cash MAUs (mln)	21,1	17,7	19,4%			
SIMOSA MAUs (mln)	21,2	15,2	39,6%			
Tamasha MAUs (mln)	12,1	18,0	-32,8%			
FirFree MAUs (mln)	9,8	5,7	70,6%			
ROX MAUs (mln)	0,8	0,4	71,8%			

Total revenue in 2Q25 grew 15.3% YoY in local currency, reflecting a resilient telecom performance and strong growth across digital segments. **Telecom and infrastructure revenue** rose 8.9% YoY, supported by a 3.5% increase in total mobile customers and an 8.9% uplift in **ARPU**, driven by effective repricing, improved prepaid monetization, and the continued differentiation with Jazz's network quality and digital products.

Direct digital revenue grew 35.7% YoY, contributing to 28.1% of total revenue, up from 23.9% in 2Q24. This was led by **JazzCash**, which delivered 47.1% YoY growth, and supported by strong momentum at **MMBL** (YoY growth of 36.2%), underpinned by rising digital engagement and higher loan disbursement volumes.

The results reflect the success of **Jazz's growth strategy**, steadily expanding its traditional telecom base while rapidly scaling its digital financial and platform services.

Jazz's **EBITDA** grew 5.4% YoY in 2Q25, while **EBITDA margin** moderated to 41.6%. This performance reflects Jazz's **shifting revenue mix**, as high-margin telecom services are increasingly complemented by rapidly growing, yet structurally lower-margin, digital services. The second quarter also saw elevated marketing, consultancy, and technical support costs linked to digital platform growth investment. These trends highlight Jazz's continued commitment to building a scalable and sustainable digital platform.

Jazz continues to advance its **DO1440 strategy**. The **4G user base** grew to 54.6 million (+15.3% YoY), with 4G penetration rising to 73.9% (+7.6 p.p). **Multiplay customers** rose 29.2% YoY and now represent 36.4% of total users. These customers generate 3.2x the ARPU of voice-only users and remain a key revenue lever, supported by growing bundling across voice, data, and digital services.

JazzCash monthly active users reached approximately 21.1 million. Strong growth in transaction volumes (+37.3% YoY) and transactions per user (+15.0% YoY) supported **Gross Transaction Value** to grow by 42.5% YoY to PKR 3.2 trillion. JazzCash's expanding footprint now includes 367,000 active merchants (+37.5% YoY) and nearly 107,000 agents. JazzCash is now enabling the issuance of more than 140k nano-loans per day.

Tamasha recorded 17.0 million MAUs for April 2025 on the back of marquee cricket tournaments, with the June 2025 MAUs reflecting typical seasonality in-between tournament schedules. The late-June launch of new content, including a major TV network and the platform's first AI-powered news channel — already the third most-watched feature — is gaining strong early traction and is expected to drive further engagement in the coming quarters. The platform continues to benefit from exclusive rights to marquee cricket events such as the ICC World Cup and Pakistan Super League. with new additions like the Premier League further strengthening its content offering.

SIMOSA, Jazz's Sim-Care and lifestyle app, reported 21.2 million MAUs (+39.6% YoY). Simosa continues to benefit users through convenient SIM onboarding, easy account and payment management, and access to entertainment and daily services — all in one app. **FikrFree**, reached 9.8 million MAUs, reinforcing the app's early traction which includes policies sold via apps and other platforms. **ROX**, Jazz's premium digital brand, reached 800K subscribers in 2Q25.

Capex stood at PKR 16.0 billion in 2Q25, with capex intensity at 14.4% for 2Q25 and 11.6% for 1H 2025. The spending reflects ongoing **infrastructure expansion.**

VEON has **successfully completed its infrastructure partnership** in Pakistan with **Engro Corporation**, transferring tower assets (via Deodar) into Engro Connect at an enterprise value of USD 562.7 million. Jazz will continue to lease this infrastructure under a long-term partnership agreement, supporting its transition to a digital services-led model. USD 187.5 million of the tower transaction proceeds have been received, the remaining balance of USD 374.7 million is scheduled to be received in equal installments over the period of 18 months.

On June 27, 2025, Jazz through the Alternate Dispute Resolution Committee ("ADRC") settled the outstanding tax disputes with the federal tax authorities in Pakistan for a total amount of US$158 million.

14

Earnings Release
2Q25

VEON

UKRAINE

Building Further on Strong Growth with Uklon

UAH million	2Q25	2Q24	YoY	6M25	6M24	YoY
Total revenue, of which:	**11 857**	**9 425**	**25,8%**	**22 577**	**16 594**	**36,1%**
Telecom and infrastructure	10 594	9 200	15,2%	20 984	16 232	29,3%
Direct digital revenue	1 263	225	460,3%	1 592	362	339,6%
EBITDA	**6 898**	**5 585**	**23,5%**	**12 853**	**9 212**	**39,5%**
EBITDA margin (%)	58,2%	59,3%	-1,1 pp	56,9%	55,5%	1,4 pp
EBIT	**4 925**	**4 162**	**18,3%**	**9 112**	**6 260**	**45,6%**
EBIT margin (%)	41,5%	44,2%	-2.6 pp	40,4%	37,7%	2.6 pp
Capex	**3 932**	**2 276**	**72,8%**	**6 354**	**3 348**	**89,8%**
Capex Intensity	33,2%	24,1%		28,2%	20,2%	
Telecom Metrics						
Mobile customers (mln)	22,4	23,4	-4,5%			
4G customers (mln)	14,4	14,6	-1,2%			
Multiplay customers (mln)	6,5	5,3	23,7%			
Mobile ARPU (LCY)	146	121	20,6%			
Data usage (GB/user)	12,6	10,4	20,3%			
Broadband customers (mln)	1,1	1,1	0,0%			
Digital MAUs (Jun-25)						
Digital customers (mln)	13,4	8,8	51,2%			
My Kyivstar MAUs (mln)	5,4	5,1	6,3%			
Helsi MAUs (mln)	2,5	2,2	15,8%			
Kyivstar TV MAUs (mln)	2,0	1,6	21,7%			
Uklon MAUs (mln)	3,5	-	-			
Number of rides (mln)	41,2	-	-			
Number of deliveries (mln)	1,1	-	-			

Total revenues increased 25.8% YoY to UAH 11.9 billion, driven by strong growth across both telecom and digital segments.

Telecom and infrastructure revenues rose 15.2% YoY to UAH 10.6 billion, supported by a 20.6% YoY increase in ARPU, which reflects the successful implementation of repricing measures and continued growth in mobile data usage.

Direct digital revenues surged 460.3% YoY to UAH 1.3 billion, driven by the first-time consolidation of Uklon and strong momentum across Kyivstar's other digital platforms, specifically Helsi and Kyivstar TV.

EBITDA grew 23.5% YoY in 2Q25, with the **EBITDA margin** at 58.2% (-1.1 p.p. YoY), reflecting a higher share of direct digital revenue following the Uklon consolidation. The second quarter experienced cost pressures including increases in utilities, consulting, and IT support expenses. Despite inflationary challenges, Kyivstar's focused execution continues to underpin margin resilience.

Kyivstar continues to demonstrate strong growth as it effectively executes its **DO1440** strategy, driving deeper digital engagement and expanding its customer base**.** In 2Q25, Kyivstar's **4G user base** was 14.4 million, down 1.2% YoY, representing 64.5% of total mobile customers (+2.1 p.p. YoY). The total mobile subscriber base declined 4.5% YoY to 22.4 million, reflecting continued customer migration amidst the conflict. **Multiplay** customers grew 23.7% YoY, and now comprise 31.7% of the total base, as bundled service demand remains high.

Kyivstar continues to expand its everyday digital services, with **Uklon's** ride hailing services added to digital suite effective April 2025. Uklon continues to see healthy growth in operating metrics and contributed US$21.7 million in revenues and US$9.3 million in EBITDA for the quarter. This strategic acquisition broadens Kyivstar's footprint in everyday digital services and solidifies its position as a leading digital operator in Ukraine.

Helsi, Ukraine's leading digital health platform, sustained strong momentum in 2Q25, recorded 2.5 million MAUs in June 2025, a 15.8% YoY increase. Expansion was further supported by new subscription products and growth in B2B services.

Kyivstar TV demonstrated solid performance in 2Q25, with June 2025 MAUs rising 21.7% YoY to 2.0 million, driven by exclusive sports content and a broader range of Ukrainian-language programming. The launch of the Xbox app and strategic content partnerships contributed to attracting new users and deepening engagement.

Kyivstar and Ukraine's Ministry of Digital Transformation signed a memorandum to develop the country's first **Ukrainian-language large language model**. The project is set for release by December 2025 and will support secure, AI-powered services across key sectors using locally sourced data.

Capex in 2Q25 at US$ 94.7 million represents capex intensity of 33.2% in 2Q25 and 28.2% in 1H25, underscoring Kyivstar's accelerated reinvestment in existing business to maintain technological leadership amid the ongoing war.

Kyivstar has also received regulatory approval to begin field testing **Starlink's Direct-to-Cell services** in Ukraine, following successful SIM integration tests in the U.S. The service is aimed at enhancing rural and emergency connectivity and is planned to launch in 4Q25 with initial support for SMS and OTT messaging.

VEON is making steady progress on Kyivstar's proposed Nasdaq listing via its business combination with Cohen Circle. The two parties have secured investor commitments through NRAs, ensuring the minimum cash condition of USD 50 million is met. An extraordinary general meeting of Cohen Circle shareholders is scheduled for 12 August 2025, to seek necessary approvals for the transaction. Subject to Cohen Circle shareholder approval, VEON anticipates closing the transaction shortly thereafter. If completed, the transaction will position Kyivstar as the first pure-play Ukrainian investment opportunity to be publicly listed in the U.S., marking a significant milestone for the company.

15

Earnings Release
2Q25

VEON

KAZAKHSTAN

Growth driven by network investments and digital expansion

KZT million	2Q25	2Q24	YoY	6M25	6M24	YoY
Total revenue, of which:	**103 466**	**100 315**	**3,1%**	**199 192**	**196 712**	**1,3%**
Telecom and infrastructure	90 209	90 673	-0,5%	174 307	178 084	-2,1%
Direct digital revenue	13 256	9 642	37,5%	24 886	18 628	33,6%
EBITDA	**51 326**	**55 956**	**-8,3%**	**99 908**	**109 250**	**-8,6%**
EBITDA margin (%)	49,6%	55,8%	-6,2 pp	50,2%	55,5%	-5,4 pp
EBIT	**36 089**	**43 467**	**-17,0%**	**65 255**	**84 717**	**-23,0%**
EBIT margin (%)	34,9%	43,3%	-8,4 pp	32,8%	43,1%	-10,3 pp
Capex	**22 518**	**13 822**	**62,9%**	**34 718**	**22 168**	**56,6%**
Capex Intensity	21,8%	13,8%		17,4%	11,3%	
Telecom Metrics						
Mobile customers (mln)	11,7	11,4	2,9%			
4G customers (mln)	8,8	8,7	2,0%			
Multiplay customers (mln)	4,3	3,9	11,1%			
Mobile ARPU (LCY)	2 281	2 236	2,0%			
Data usage (GB/user)	20,2	18,1	11,7%			
Broadband customers (mln)	0,7	0,7	4,8%			
Digital MAUs (Jun-25)						
Digital customers (mln)	12,8	11,4	12,7%			
Janymda MAUs (mln)	4,7	4,6	2,5%			
Simply MAUs (mln)	3,2	1,7	94,7%			
BeeTV MAUs (mln)	0,9	0,9	-3,2%			
IZI MAUs (mln)	0,7	0,6	20,6%			

Total revenues increased 3.1% YoY to KZT 103.5 billion, driven by ARPU expansion, handset sales and solid direct digital revenue growth. Adjusting for the TNS+ deconsolidation (effective 4Q24 following the sale of the asset), total revenue growth would have been 14.5% YoY.

Headline **Telecom and infrastructure revenues** declined -0.5% YoY to KZT 90.2 billion. Adjusting for the TNS+ deconsolidation (effective 4Q24), telecom and infrastructure revenue growth was 11.8% YoY, improving from the 9.4% YoY growth rate achieved in 1Q25. The repricing of legacy plans partly contributed to higher growth. Separately, Beeline Kazakhstan's longer term bundled contracts with mobile devices are also experiencing very good traction in the market. Not only do these offers contribute to the migration of prepaid customers to longer-term contracts, they also drive ARPU and higher customer lifetime value.

Direct digital revenues grew 37.5% YoY to KZT 13.2 billion, representing 12.8% of total revenues. This growth was supported by strong demand across Beeline's digital platforms including BeeTV, Simply, IZI and Janymda.

Beeline Kazakhstan's **EBITDA** declined 8.3% YoY in 2Q25. Adjusted for the TNS+ deconsolidation, 2Q EBITDA declined 4.3% YoY with EBITDA margin declining 6.2 percentage points to 49.6%. The margin decline is influenced by (i) the absence of regulatory tax benefits for the year to date; (ii) lower margins from device sales as part of the longer term bundled contracts; and (iii) a changing revenue mix resulting from the blend of high telecom margins with strong (but comparatively lower) digital margins as Beeline Kazakhstan's digital business continues to expand through ongoing investments in developing a diverse range of new digital offerings.

Beeline Kazakhstan's digital ecosystem continues to scale rapidly in line with the **DO1440 strategy**. The **mobile subscriber base** remained broadly stable at 11.7 million in 2Q25, whilst **4G users** increased 2.0% YoY to 8.8 million, now representing 75.3% of the total customer base. **Multiplay customers** grew 11.1% YoY to 4.3 million, contributing approximately 69.4% of total consumer revenues.

The **Janymda** SuperApp continues to see increasing customer engagement with MAUs reaching 4.7 million as of June 30, 2025, up 2.5% YoY; we are also seeing an increase in time spent on the app particularly due to gaming and lifestyle content. The **Simply** platform continues to scale its role as the financial layer of our digital ecosystem with Insurance product sales going live in-app in 2Q25 and Simply card onboarding via Janymda now active, improving convergence. The multiplatform entertainment service **BeeTV** reached approximately 890k MAUs, with 63% of activity occurring through the BeeTV mobile app - highlighting strong mobile-led content consumption and user interaction. Our premium digital brand **IZI** also recorded strong traction, with June 2025 MAUs rising 20.6% YoY to nearly 700k driven by competitive mobile offer on top of expanding of localized in-App content.

Meanwhile, QazCode leads the way in AI-powered customer experience transformation. Building on the December 2024 launch of **Kaz-LLM**, the platform integrates state-of-the-art AI technologies including the **Kaz-RoBERTA** conversational model, developed in partnership with leading Kazakh research institutions. Furthermore, Beeline Kazakhstan launched **"AI Tutor"**, an AI-powered Kazakh language learning tool integrated into its **Janymda** super-app. The product is based on the locally developed KazLLM and offers gamified learning modules aimed at enhancing digital education access.

Capex was at KZT 22.5billion, with capex intensity at 21.8%, underlining Beeline Kazakhstan's network expansion and modernization. Beeline's 4.9G rollout and performance continues to resonate well with consumers versus its 5G competitors in the market.

16

Earnings Release 2Q25 17 Growth challenges, margins and cost control hold firm Total revenue, of which: 14,203 16,031 -11.4% 27,721 31,468 -11.9% Telecom and infrastructure 13,744 15,776 -12.9% 27,182 31,193 -12.9% Direct digital revenue 459 254 80.4% 539 276 95.6% EBITDA 10,739 5 ,974 79.8% 15,317 10,783 42.0% EBITDA margin (%) 75.6% 37.3% 38.3 pp 55.3% 34.3% 21.0 pp EBIT 5,001 372 >100% 4,022 417- >100% EBIT margin (%) 35.2% 2.3% 32.9 pp 14.5% -1.3% 15.8 pp Capex 705 2 ,356 -70.1% 1,520 3 ,911 -61.1% Capex Intensity 5.0% 14.7% 5.5% 12.4% Telecom Metrics Mobile customers (mln) 34.8 41.3 -15.7% 4G customers (mln) 18.2 21.3 -14.5% Multiplay customers (mln) 6.3 4.8 32.4% Mobile ARPU (LCY) 134 128 4.1% Data usage (GB/user) 7.4 4.3 71.5% Digital MAUs (Jun-25) Digital MAUs (mln) 12.9 20.8 -37.9% MyBL MAUs (mln) 8.3 8.1 3.0% Toffee MAUs (mln) 4.4 12.3 -64.6% Ryze MAUs (mln) 0.2 - - 6M24 YoYBDT million 2Q25 2Q24 YoY 6M25 Total revenues in 2Q25 grew 5.1% QoQ signaling a gradual recovery in consumer mobile spending. However, on a year- on-year basis, revenues declined 11.4% in local currency, reflecting the lower business momentum due to political unrest and macroeconomic headwinds last year. Telecom and infrastructure revenues increased 2.3% QoQ, driven by stabilizing customer metrics. Meanwhile, mobile ARPU increased 6.6% QoQ (and 4.1% YoY), supported by a rise in mobile minutes of use and an increase in data usage. Direct digital revenues rose 80.4% YoY, driven by the wider integration of Toffee’s services into consumer bundles. The growth in revenue more than offset a decline in MAUs, which had been elevated in 2Q24 due to the temporary boost in viewership from Toffee’s exclusive rights to the ICC World Cup acquired by Banglalink. Banglalink’s EBITDA grew by 79.8% to BDT 10.7 billion for 2Q25, reflecting structural cost efficiencies and one-off tax impacts. 2Q25 includes a one-off impact of BDT 5.1 billion related to the BTRC revenue sharing adjustment and the reclassification of minimum tax following the fiscal ordinance issued on June 2, 2025. Margins also improved on an organic basis, supported by savings in customer acquisition, personnel, and technology costs. Banglalink remains firmly committed to its DO1440 strategy. In 2Q25, the 4G user base rose 1.9% QoQ to 18.2 million but declined 14.5% YoY, in line with the overall reduction in Banglalink’s mobile subscriber base following the political unrest in 3Q24. The decline also reflects a strategic shift to an optimized distribution and customer acquisition model, which has resulted in a leaner but higher-quality subscriber base — with minimal impact on revenue or market share, in combination with structural cost savings. 4G penetration stood at 52.3%, up 0.7 percentage points YoY. The multiplay customer base increased by 32.4% YoY, with multiplay revenues up by 9.9% YoY, now comprising 40.9% of the consumer revenue base. Banglalink’s Toffee remains the leading entertainment application and OTT platform in Bangladesh, offering audio and video streaming services across all mobile operators in the country. Toffee had 4.4 million MAUs as of June 2025 and recorded over 555 million minutes of usage in 2Q25. Toffee has reinstated linear TV channels through partnerships with international broadcasters, making it the largest OTT platform in Bangladesh to offer linear TV content. Ryze continues to leverage its strong post-launch momentum, maintaining positive market reception. The platform recorded 227K MAUs in June 2025, a 173% increase quarter-on-quarter. Additionally, transaction volumes on MyBanglalink (MyBL), the pioneering telecommunications super app, maintained stable MAUs at 8.3 million in June 2025, a 6.8% increase quarter-on-quarter. Capex at BDT 705 million in 2Q25, represents a capex intensity of 5.0% for 2Q25 (and 5.5% in 1H25). This leaner investment stance reflects Banglalink’s focus on conserving resources amid economic uncertainty. Nevertheless, Banglalink maintains its nationwide 4G network foundation, positioning itself for future growth as market conditions improve. BANGLADESH

Earnings Release
2Q25

UZBEKISTAN

Growth driven by ARPU gains and expanding digital base

UZS million	2Q25	2Q24	YoY	6M25	6M24	YoY
Total revenue, of which:	**958,199**	**843,257**	**13.6%**	**1,896,950**	**1,672,962**	**13.4%**
Telecom and infrastructure	860,854	810,648	6.2%	1,701,501	1,610,124	5.7%
Direct digital revenue	97,345	32,609	198.5%	195,448	62,838	211.0%
EBITDA	**363,486**	**297,699**	**22.1%**	**718,921**	**602,717**	**19.3%**
EBITDA margin (%)	37.9%	35.3%	2.6 pp	37.9%	36.0%	1.9 pp
EBIT	**181,462**	**130,245**	**39.3%**	**352,107**	**318,396**	**10.6%**
EBIT margin (%)	18.9%	15.4%	3.5 pp	18.6%	19.0%	-0.5 pp
Capex	**366,424**	**212,362**	**72.5%**	**481,294**	**739,340**	**-34.9%**
Capex Intensity	38.2%	25.2%		25.4%	44.2%	
Telecom Metrics						
Mobile customers (mln)	7.9	8.1	-2.9%			
4G customers (mln)	5.8	6.0	-3.3%			
Multiplay customers (mln)	3.4	3.4	2.0%			
Mobile ARPU (LCY)	35,221	32,813	7.3%			
Data usage (GB/user)	15.5	11.3	37.5%			
Digital MAUs (Jun-25)						
Digital MAUs (mln)	8.0	7.0	14.0%			
Hambi MAU (mln)	4.6	4.5	2.3%			
Beepul MAU (mln)	1.5	1.3	17.7%			
Kinom MAU (mln)	1.0	0.8	20.3%			

Total revenues in 2Q25 sustained strong momentum, increasing by 13.6% YoY, driven by solid performance across both telecom and rapidly expanding digital operations. This growth reflects Beeline's balanced approach to driving value from traditional services while aggressively scaling its digital ecosystem.

Telecom and infrastructure revenues rose 6.2% YoY, supported by effective pricing discipline that boosted ARPU, as well as increased contributions from mobile financial services and guest roaming. These factors collectively helped offset pressures from competitive market dynamics and subscriber churn.

Meanwhile, **direct digital revenues** grew 198.5% YoY, fueled by accelerating user adoption of Beeline's key digital platforms such as Beepul, Hambi, and Kinom. This robust digital growth highlights the central role these platforms play in Beeline's broader growth strategy, enhancing customer engagement and diversifying revenue streams in an increasingly digital marketplace.

Beeline Uzbekistan's **EBITDA** grew 22.1% YoY, driven by the increase in revenues, which offset higher direct and technology costs, utility and wage inflation, and increased commercial investment. The **EBITDA margin** rose 2.6pp YoY to 37.9% supported by improved operating leverage.

Beeline continued advancing its **DO1440 strategy** in 2Q25. Enhancements across its digital portfolio contributed to a 14.0% YoY increase in **Digital MAUs**, reaching 8.0 million users in June 2025. Mobile customers declined by 2.9% to 7.9 million as efforts to retain higher-value users continued. The **4G user** base reached 5.8 million, down 3.3% YoY, but still accounted for 74.2% of total mobile customers, broadly consistent with last year's share.

The **multiplay customer base** increased 2.0% YoY to 3.4 million, representing 47.1% of the monthly active base during the quarter.

Beepul maintained strong momentum in 2Q25, with its MAUs growing 17.7% in June 2025, reaching 1.5 million. The platform, which now processes over $100 million in monthly transactions and ranks among Uzbekistan's top five fintech apps, has signed a strategic partnership and MoU with ANORBANK, one of the country's leading digital banks. The second brand, **OQ** recorded 644k MAUs in June 2025, a 4.8x YoY increase, and sustained a top ranking in Uzbekistan's "Business" app category on both major app stores.

The **Hambi SuperApp** recorded 4.6 million MAUs, up 2.3% YoY, with 3.7 million mobile app MAUs. It remained the highest-ranked app on Google Play. Meanwhile, **Kinom and**, Beeline TV's all-access TV and VOD platform, served approximately 1.2 million MAUs in June 2025. Customer adoption of **Oila**, **BeelineTV**'s family package launched in December 2024, grew strongly in the first half of the year, reflecting its appeal as a value-oriented offering for multi-user households. 490 K customers are now subscribed to Oila.

Capex stood at UZS 481 billion in 1H25, with **capex intensity** at 25.4%. This follows a subdued 1Q25 and reflects a return to planned deployment levels, leveraging earlier investments while preparing for growing digital and user demand.

18

Earnings Release 2Q25 19 VEON’s Beeline Kazakhstan Opens New Office in Almaty Supporting the Digital Economy of Kazakhstan On July 28, 2025, VEON announced the launch of Beeline Kazakhstan’s new home base in Almaty, the business hub of Kazakhstan. The new office space will be home to Beeline Kazakhstan’s telecom, AI and digital services teams in a single, purpose-built environment, designed to foster cross-functional collaboration among teams and accelerating innovation. It will house around 500 professionals from across the VEON ecosystem in Kazakhstan, including Beeline and its enterprise services company QazCode, enhancing the delivery of superior customer experience and supporting the country’s broader digital transformation. VEON and Cohen Circle Secure Investor Commitments for Kyivstar Listing On July 10, 2025, VEON and Cohen Circle Acquisition Corp. I, a special purpose acquisition company, announced the execution of non-redemption agreements totaling approximately USD 52.3 million with accredited institutional investors, including Helikon and Clearline. These commitments cover approximately 5.05 million CCIR Class A shares, securing the minimum USD 50 million cash condition for the proposed business combination of Kyivstar Group Ltd. and Cohen Circle. VEON Raises USD 200 Million in Private Bond Placement On July 2, 2025, VEON announced that it completed the pricing of a private placement of USD 200 million of senior unsecured notes due in 2029 with institutional investors (the “Notes”). The Notes, issued by VEON MidCo B.V., are priced at par and have an annual interest rate of 9.000%. The instrument’s expected credit rating from S&P and Fitch is BB-. The Notes will be guaranteed by VEON Amsterdam B.V. and will rank pari passu with VEON HQ’s outstanding debt. VEON’s Kyivstar Advances Direct-to-Cell Services With Starlink Integration and Regulatory Approval for Testing On June 18, 2025, VEON announced that JSC Kyivstar, its digital operator in Ukraine, received regulatory approval to conduct testing of Starlink Direct-to-Cell (D2C) services from the Ukrainian National Commission for the State Regulation of Electronic Communications, Radio Frequency Spectrum and the Provision of Postal Services (NCEC). The regulatory approval for field testing follows successful integration of Kyivstar’s core mobile network with Starlink’s Direct-to-Cell service. KEY DEVELOPMENTS

Earnings Release 2Q25 20 Kyivstar and Ministry of Digital Transformation of Ukraine sign Cooperation Memorandum to Launch National Large Language Model for Ukraine On June 17, 2025, VEON announced that Kyivstar, VEON’s digital operator in Ukraine, joined forces with Ukraine’s Ministry of Digital Transformation to develop Ukraine’s first national large language model (“LLM”) trained on Ukrainian-language data. The cooperation memorandum builds on VEON’s and Kyivstar’s pledge to invest USD 1 billion to rebuild Ukraine’s digital infrastructure over 2023-2027. VEON Appoints Vitaly Shmakov as Acting General Counsel On June 17, 2025, VEON announced that it appointed Vitaly Shmakov as the Acting General Counsel, based in VEON’s headquarters in the Dubai International Financial Center, effective July 1, 2025. Omiyinka Doris Chooses to Step Aside from VEON General Counsel Position On June 17, 2025, VEON announced that Omiyinka Doris chose to step aside from her role as Group General Counsel of the Company effective July 1, 2025. Ms. Doris will continue as a strategic advisor to the Group Chief Executive Officer and will remain based in Amsterdam. VEON Announces USD 35 Million Share Buyback On June 16, 2025, VEON announced that it would commence the third phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADSs”). This third phase of the buyback is in the amount of up to USD 35 million. Kyivstar Group Reports First Quarter 2025 Financial Results in Conjunction with its Nasdaq Listing Process On June 5, 2025, Kyivstar Group, Ukraine’s leading digital operator and a subsidiary of VEON Ltd., announced its unaudited financial and operating results for the first quarter ended March 31, 2025. • Total operating revenue reached USD 255 million or UAH 10.6 billion, up 37.1% year-on-year in USD and 49.6% in local currency terms. • Profit for the period amounted to USD 44 million, up 22.2% year-on-year in USD and 33.7% in local currency terms, with a profit margin of 17.3%. • Adjusted EBITDA reached USD 140 million, up 50.5% year-on-year in USD and 64.6% in local currency terms, with an adjusted EBITDA margin of 54.9%. • Completed acquisition of Uklon, Ukraine’s leading ride-hailing business, and increased stake in Ukraine’s leading digital health platform Helsi, subsequent to quarter-end. VEON Progresses in Kyivstar Group’s Nasdaq Listing with the Public Filing of Registration Statement on Form F-4 On June 5, 2025, VEON announced the public filing of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with the listing of Kyivstar Group Ltd., the parent company of Ukraine’s leading digital operator JSC Kyivstar, on the Nasdaq Stock Market LLC (“Nasdaq”). VEON’s Beeline Kazakhstan introduces AI-based Tutor powered by KazLLM On June 3, 2025, VEON announced the launch of “AI Tutor”, a collaboration of Beeline Kazakhstan and Qazcode. AI Tutor is an AI-powered learning assistant designed to support children’s and adults’ learning experience in Kazakh language. Built on the locally developed KazLLM large language model, AI Tutor represents a step in digital inclusion and educational access in Kazakhstan.

Earnings Release 2Q25 21 VEON and Engro Corporation Complete Pioneering Infrastructure Partnership in Pakistan On June 3, 2025, VEON announced that it successfully closed the partnership for the pooling and management of telecommunications infrastructure assets in Pakistan with Engro Corporation Limited (“Engro Corp”). This announcement followed VEON’s May 23, 2025 announcement that it secured all regulatory approvals for the partnership with Engro Corp. VEON’s infrastructure assets housed under Deodar (Private) Limited have now vested into Engro Connect, a subsidiary of Engro Corp. VEON’s digital operator Jazz will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement. The partnership, initially announced on December 5, 2024, is expected to enhance the efficiency of infrastructure and digital investments in the country, in line with Pakistan’s digital ambitions. Beeline Uzbekistan Moves its Headquarters to Tashkent’s IT Park, Deepening Commitment to Uzbekistan’s Digital Future On May 20, 2025, VEON announced that its digital operator Beeline Uzbekistan opened its new headquarters in the Tashkent IT Park. The new Beeline Uzbekistan headquarters in IT Park is now home to Beeline Uzbekistan’s employee base of around 2,000, including the operator’s digital services teams, VEON AdTech and Beelab (the developer of Beeline Uzbekistan’s fintech platform Beepul), as well as tower operator National Tower Infrastructure LLC.

Earnings Release 2Q25 22 CONTENT OF THE ATTACHMENTS Attachment A Customers 23 Attachment B Reconciliation tables 24 Attachment C Debt management and liquidity overview. 27 Attachment D Rates of functional currencies to USD 29 Attachment E Definitions 30 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook 2Q2025.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/. ATTACHMENTS

Earnings Release
2Q25

ATTACHMENT A: CUSTOMERS

	Mobile					Fixed-line broadband				
	2Q25	1Q24	QoQ	2Q24	YoY	2Q25	1Q24	QoQ	2Q24	YoY
Pakistan	73.9	71.5	3.2%	71.4	3.5%					
Ukraine	22.4	23.0	(2.7%)	23.4	(4.5%)	1.1	1.1	1.3%	1.1	0.0%
Kazakhstan	11.7	11.6	0.9%	11.4	2.9%	0.7	0.7	(2.3%)	0.7	4.8%
Bangladesh	34.8	35.8	(2.8%)	41.3	(15.7%)					
Uzbekistan	7.9	8.3	(5.8%)	8.1	(2.9%)					
Kyrgyzstan	1.6	1.7	(2.1%)	1.8	(6.6%)					
Total	152.3	152.0	0.2%	157.4	(3.2%)	1.9	1.9	(0.1%)	1.8	1.8%

23

Earnings Release 2Q25 24 ATTACHMENT B: RECONCILIATION TABLES RECONCILIATION OF CONSOLIDATED EBITDA TO PROFIT/(LOSS) FOR THE PERIOD USD million Unaudited 2Q25 2Q24 EBITDA 520 459 Depreciation (142) (130) Amortization (54) (49) Impairment (loss) / gain (1) (1) Gain/(loss) on disposals of non-current assets (1) (1) (Loss) /gain on disposals of subsidiaries 498 - Operating profit 820 278 Financial income and expenses, of which: (118) (107) - Financial income 9 11 - Financial expenses (127) (117) Net foreign exchange gain /(loss) and others, of which: (20) (30) - Other non-operating gains/(losses) 1 5 - Net foreign exchange gain / (loss) (21) (35) Profit before tax from continuing operations 682 141 Income tax expense (74) (52) Profit continuing operations 608 89 Profit / (loss) from discontinued operations - - Profit for the period 608 89 Profit attributable to non-controlling interest 12 21 Profit attributable to VEON shareholders 596 68 RECONCILIATION OF CAPEX USD million 2Q25 2Q24 Capex excluding l icense and capitalised leases 231 181 Adding back purchase of licenses 1 (2) Difference in timing between accrual and payment for capital expenditures (16) 66 Cash paid for capital expenditures Incl. l icenses 215 245

Earnings Release
2Q25

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	2Q25	2Q24	YoY change	1H25	1H24	YoY change
EBITDA	**520**	**459**	**60**	**959**	**845**	**114**
Movements in working capital	(108)	(87)	(21)	(21)	(87)	66
Movements in provisions	23	20	2	48	41	7
Net tax paid	(175)	(79)	(96)	(245)	(130)	(115)
Cash capex (excluding license payments)	(203)	(181)	(22)	(408)	(388)	(20)
Gain/(loss) on disposal of non-current assets	3	5	(2)	4	101	(97)
Proceeds from sale of Business	180	-	180	280	-	280
Interest expense - banking services	(9)	(11)	2	(17)	(22)	6
Net cashflow from banking services	45	49	(4)	(89)	9	(99)
Unlevered Free Cash Flow	**275**	**174**	**100**	**511**	**369**	**142**
Net interest	(122)	(109)	(13)	(172)	(387)	215
Equity Free Cash Flow	**153**	**65**	**87**	**339**	**(19)**	**357**
Lease liabilities payments - principal	(66)	(43)	(23)	(106)	(81)	(25)
Licenses payments	(12)	(63)	51	(16)	(69)	52
Equity Free Cash Flow (after leases and licenses)	**75**	**(41)**	**115**	**217**	**(168)**	**385**

RECONCILIATION OF LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

2Q25

	Revenue		
	LCY	Impact of FX and other	Reported
Pakistan	15.3%	(1.3%)	14.0%
Ukraine	25.8%	(5.0%)	20.8%
Kazakhstan	3.1%	(13.2%)	(10.1%)
Bangladesh	(11.4%)	(5.6%)	(17.0%)
Uzbekistan	13.6%	(1.6%)	12.0%
Total	**11.2%**	**(5.3%)**	**5.9%**

	EBITDA		
	LCY	Impact of FX and other	Reported
Pakistan	5.4%	(1.3%)	4.0%
Ukraine	23.5%	(4.9%)	18.6%
Kazakhstan	(8.3%)	(11.8%)	(20.1%)
Bangladesh	79.8%	(11.7%)	68.1%
Uzbekistan	22.1%	(1.7%)	20.4%
Total	**19.6%**	**(6.4%)**	**13.2%**

25

Earnings Release
2Q25

VEON

RECONCILIATION OF AMOUNTS: REPORTED AND IN CONSTANT CURRENCY

2Q25

USD, million	Reported	Constant FX
Total revenue		
Pakistan	395	400
Ukraine	286	297
Kazakhstan	201	231
Bangladesh	117	125
Uzbekistan	75	76
HQ, other and eliminations	13	13
Total	1,087	1,142

USD, million	Reported	Constant FX
EBITDA		
Pakistan	164	166
Ukraine	166	173
Kazakhstan	100	115
Bangladesh	88	93
Uzbekistan	29	29
HQ, other and eliminations	(27)	(27)
Total	520	549

EBITDA RECONCILIATION ON COUNTRY LEVEL

2Q25

USD million	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and Eliminations	VEON Consolidated
EBITDA	**164**	**166**	**100**	**88**	**28**	**5**	**(32)**	**520**
Less								
Depreciation	(41)	(30)	(24)	(34)	(13)	(3)	3	(142)
Amortization	(17)	(16)	(6)	(14)	(1)	(1)	0	(54)
Impairment loss	(0)	(1)	0	(0)	-	-	0	(1)
Gain / (Loss) on disposals of non-current assets	(0)	(1)	(0)	1	0	(0)	(0)	(1)
Gains / (Losses) on sale of investments in subsidiaries	70	-	-	-	-	-	428	498
Operating profit / (loss)	**176**	**119**	**70**	**41**	**14**	**1**	**399**	**820**

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Earnings Release 2Q25 27 ATTACHMENT C: DEBT MANAGEMENT AND LIQUIDITY OVERVIEW. RECONCILIATION OF NET DEBT USD million 30 Jun 2025 31 Mar 2025 31 Dec 2024 30 Sep 2024 30 Jun 2024 Net debt, excluding leases and banking operations in Pakistan 1,962 1,810 1,901 2,100 2,226 Lease liabilities - principal 1,708 1,095 1,033 1,014 1,011 Net debt, excluding banking operations in Pakistan 3,671 2,905 2,934 3,114 3,237 Cash and cash equivalents 1,282 1,773 1,689 1,019 862 Deposits in MMBL and JazzCash in Pakistan (326) (303) (243) (144) (140) Long-term and short-term deposits 1 2 2 2 2 Gross debt 4,627 4,377 4,381 3,991 3,961 Interest accrued related to financial liabilities 61 94 54 87 69 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (21) (18) (14) (13) (13) Derivatives not designated as hedges - - 9 - - Derivatives designed as hedges - - - - - Other financial liabilities 13 0 0 0 0 Total financial liabilities 4,680 4 ,453 4 ,430 4 ,064 4 ,018 GROUP DEBT AND LIQUIDITY CURRENCY MIX As of 30 June 2025 USD equivalent, millions Gross Debt Capitalised leases Gross debt excluding leases Cash, cash equivalents and deposits Net debt * excluding leases USD 1,450 5 1,445 613 832 EUR 153 - 153 66 87 PKR 1,916 929 987 413 900 BDT 566 378 188 74 114 UAH 181 181 - 40 (40) Other 361 215 146 77 69 Total 4,627 1,708 2,919 1,283 1,962 * Note: Cash and cash deposits includes USD 326m relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. OUTSTANDING DEBT BY ENTITY Entity Bonds Loans Overdrafts and vendor financing Total outstanding debt VEON MidCo B.V.* 1,083 210 - 1,293 VEON Holdings B.V.* 38 - - 38 Pakistan Mobile Communications Limited 53 899 23 975 Banglalink Digital Communications Ltd. - 188 41 229 KaR-Tel Limited Liability Partnership - 83 82 165 Unitel LLC - 47 90 137 Others 7 5 - 12 Total bonds, loans, overdrafts and other 1,181 1,432 236 2,849 Long term payables and other 70 Gross debt excluding leases 2,919 * VEON has successfully secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings B.V. with VEON Midco B.V. as the Issuer. VEON MidCo B.V. substituted VEON Holdings B.V. as the Issuer on April 8, 2025, upon completion of the demerger.

Earnings Release
2Q25

VEON

DEBT MATURITY

Maturity period	Sep-25	Oct-25	Oct-25	Dec-25	2025 other
Outstanding debt, USD equivalent (millions)	21	60	13	8	149
Outstanding debt, debt currency (millions)	PKR 6,027	PKR 17,083	BDT 1,630	BDT 1,000	MIX
Entity	Pakistan Mobile Communications Limited	Pakistan Mobile Communications Limited	Banglalink Digital Communications Ltd	Banglalink Digital Communications Ltd	Other

LEASE LIABILITIES (PRINCIPAL)

	USD, million			Local currency, million		
	30-Jun-25	31-Dec-24	30-Jun-24	30-Jun-25	31-Dec-24	30-Jun-24
Pakistan	929	321	299	263,636	89,431	83,180
Ukraine	181	166	170	7,524	6,985	6,907
Bangladesh	378	364	385	46,269	43,503	45,181
Kazakhstan	169	140	116	88,098	73,244	54,639
Uzbekistan	46	40	36	587,298	513,417	451,864
Headquarters	5	2	5	5	2	5
Total	1,708	1,033	1,011			

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Earnings Release
2Q25

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	2Q25	2Q24	YoY	2Q25	2Q24	YoY
Pakistan Rupee	281.8	278.2	-1.3%	283.8	278.4	-2.0%
Ukraine Hryvnia	41.5	39.8	-4.2%	41.6	40.5	-2.7%
Kazakhstan Tenge	513.8	447.7	-14.8%	520.4	471.5	-10.4%
Bangladeshi Taka	121.7	113.9	-6.8%	122.2	117.4	-4.1%
Uzbekistan Som	12,842.4	12,659.4	-1.4%	12,654.1	12,555.2	-0.8%
Kyrgyzstan Som	87.3	88.2	1.0%	87.4	86.4	-1.1%

29

Earnings Release 2Q25 30 ATTACHMENT E: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of profit/(loss) of associates and joint ventures. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, Pakistan banking cash flows, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers (also – mobile data subscribers) are mobile customers who have engaged in revenue- generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees,

Earnings Release 2Q25 31 loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Earnings Release 2Q25 32 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results, including VEON’s growth trajectory and ability to generate sufficient cash flow to meet upcoming obligations; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter- sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Uklon into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all ,including VEON's ability to complete the business combination that will result in the listing of Kyivstar on the Nasdaq Stock Market LLC; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of DISCLAIMER AND NOTICE TO READERS

Earnings Release 2Q25 33 VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, including those that arise as a results of baseline or so called "reciprocal tariffs" imposed in the countries in which we operate; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2024 Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. DISCLOSURE REGARDING UKRAINE TOWER COMPANY (UTC) CONSOLIDATION The financial results presented for Kyivstar as part of VEON Group’s consolidated Q2 2025 financial statements include the full consolidation of Ukraine Tower Company LLC (“UTC”), consistent with its current ownership and control structure. However, it should be noted that in connection with the anticipated standalone listing of Kyivstar on Nasdaq, the financial disclosures prepared for the listed entity will exclude UTC, as UTC will not be consolidated within the scope of the listed Kyivstar entity at the time of listing.